EXHIBIT 99.5

CONSENT OF APPOINTED ACTUARY

I consent to the use and incorporation by reference in this Annual Report on Form 40-F of Sun Life Financial Inc. (the “Company”) for the year ended December 31, 2017 of the Appointed Actuary’s Report to the Shareholders and Directors dated February 14, 2018 (the “Report”), relating to the valuation of the policy liabilities and reinsurance recoverables of the Company and its subsidiaries for its Consolidated Statement of Financial Position at December 31, 2017 and December 31, 2016 and their change in the Consolidated Statements of Operations for the year ended December 31, 2017.

/s/ “Kevin Morrissey”

Kevin Morrissey
Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada

February 15, 2018